                                                                 August 14, 1997


Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs:

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                          The Columbia Gas System, Inc
                                File No. 70-8791

         In compliance with the terms and conditions of Rule 24 of the Public Utility Holding Company Act of 1935 and the Order of the Commission dated May 8, 1996, the declarant, The Columbia Gas System, Inc. ("Columbia"), hereby certifies that from April 1, 1997 through the last day of the quarter ended June 30, 1997, Columbia issued no shares of authorized common stock ($10 par value) to participants of its Long-Term Incentive Plan.

                     Number of Shares Issued     Price of Shares Issued or
Date of Issuance       or Options Awarded          Option Exercise Price       Type of award
----------------       ------------------          ---------------------       -------------
      N/A                      N/A                          N/A                     N/A




                                    Very truly yours,

                                    THE COLUMBIA GAS SYSTEM, INC.


                                    By: /s/ J. W. Trost
                                       -------------------------------
                                       J. W. Trost, Vice President